Exhibit 99.8

[William Blair Letterhead]

October 20, 2003

Board of Directors
Information Resources, Inc.
150 North Clinton Street
Chicago, IL 60661

Ladies and Gentlemen:

        We hereby consent to the inclusion of a copy of our opinion dated September 6, 2003 to the Board of Directors of Information Resources, Inc. (the "Company") in its entirety in any registration statement on Form S-4 by Information Resources, Inc. Litigation Contingent Payment Rights Trust, and any amendments thereto, and such additional disclosure regarding such opinion and William Blair & Company, L.L.C. under the heading "Opinion of Financial Advisor" in form and substance satisfactory to William Blair & Company, L.L.C. and its counsel and as required by the federal securities laws, to be filed by the Company with the Securities and Exchange Commission and distributed to stockholders of the Company pursuant to the Tender Offer.

William Blair & Company, L.L.C.